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MAR 03 2009

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Falkenberg Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 S. Cherry Street, Suite 1108
(No. and Street)

Denver (City) CO (State) 80246 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Falkenberg 303-320-4800 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harding and Hittesdorf, P.C.
(Name – *if individual, state last, first, middle name*)

650 S. Cherry Street, Suite 1050 (Address) Denver (City) CO (State) 80246 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AB 3/18

OATH OR AFFIRMATION

I, Bruce Falkenberg, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Falkenberg Capital Corporation, as of December 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

JACQUELINE V. GARDNER
NOTARY PUBLIC
STATE OF COLORADO
COMMISSION EXP 6-13-2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X (o) Independent Auditors' Report on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FALKENBERG CAPITAL CORPORATION
(SEC File No. 8-52300)

Financial Statements and Supplemental
Schedules for the Years Ended December 31, 2008 and 2007
and Independent Auditors' Report and
Supplemental Report on Internal
Accounting Control

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors and Stockholder
Falkenberg Capital Corporation
Denver, Colorado

We have audited the accompanying statements of financial condition of Falkenberg Capital Corporation (an S corporation) as of December 31, 2008 and 2007, and the related statements of operations, retained earnings and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with audit standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinions.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Falkenberg Capital Corporation at December 31, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hard Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

February 24, 2009

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	DECEMBER 31, 2008	DECEMBER 31, 2007
CURRENT ASSETS:		
Cash and cash equivalents	$ 451,273	$ 267,825
Due from officer	36,641	35,054
Other	1,271	1,809
Total Current Assets	489,185	304,688
PROPERTY AND EQUIPMENT, at cost		
Office equipment	102,959	98,090
Furniture	60,851	59,029
	163,810	157,119
Less accumulated depreciation	160,601	153,453
	3,209	3,666
OTHER ASSET:		
Deposits	1,245	1,245
TOTAL ASSETS	$ 493,639	$ 309,599

See accompanying notes to financial statements.

LIABILITIES AND STOCKHOLDER'S EQUITY

	DECEMBER 31, 2008	DECEMBER 31, 2007
CURRENT LIABILITIES:		
Accounts payable	$ 3,610	$ 17,732
Accrued expenses	4,196	1,176
Total Current Liabilities	7,806	18,908
COMMITMENT (Note 5)		
STOCKHOLDER'S EQUITY:		
Common stock, no par value; authorized 10,000 shares, 1,000 shares issued and outstanding	1,250	1,250
Retained earnings	484,583	289,441
Total Stockholder's Equity	485,833	290,691
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 493,639	$ 309,599

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF OPERATIONS

	YEARS ENDED DECEMBER 31, 2008	YEARS ENDED DECEMBER 31, 2007
REVENUES:		
Advisory services	$ 2,096,750	$ 2,075,907
Other income	-	35,000
Interest income	3,731	17,558
	2,100,481	2,128,465
OPERATING EXPENSES:		
Salaries and commissions	881,456	903,792
Travel and entertainment	71,778	81,172
Office rent	62,247	53,542
Payroll taxes	37,692	42,685
Insurance	31,026	27,573
Legal and professional fees	32,457	38,235
Miscellaneous	16,640	23,041
Advertising	19,043	18,715
Telephone	17,289	35,121
Office expense	15,166	17,511
Dues and subscriptions	14,154	12,907
Retirement plan expense	9,921	13,478
Conventions and seminars	7,684	17,380
Depreciation	7,148	14,255
Computer expense	6,638	13,992
	1,230,339	1,313,399
NET INCOME	$ 870,142	$ 815,066

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF RETAINED EARNINGS

YEARS ENDED DECEMBER 31, 2008 AND 2007

Balance at January 1, 2007	$	574,375
Net income		815,066
Distributions		(1,100,000)
Balance at December 31, 2007		289,441
Net income		870,142
Distributions		(675,000)
Balance at December 31, 2008	$	484,583

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

STATEMENTS OF CASH FLOWS

	YEARS ENDED DECEMBER 31, 2008	YEARS ENDED DECEMBER 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 870,142	$ 815,066
Adjustments to reconcile net income to net cash provided by operations:		
Depreciation	7,148	14,255
Increase (decrease) in cash resulting from change in:		
Due from officer	(1,587)	(753)
Other current assets	538	1,461
Accounts payable	(14,122)	3,628
Accrued expenses	3,020	(8,400)
NET CASH PROVIDED BY OPERATING ACTIVITIES	865,139	825,257
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment	(6,691)	(13,339)
NET CASH USED FOR INVESTING ACTIVITIES	(6,691)	(13,339)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Dividend distributions	(675,000)	(1,100,000)
NET CASH USED FOR FINANCING ACTIVITIES	(675,000)	(1,100,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	183,448	(288,082)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	267,825	555,907
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 451,273	$ 267,825

See accompanying notes to financial statements.

FALKENBERG CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2008 AND 2007

1. Summary of Significant Accounting Policies

Organization

Falkenberg Capital Corporation (an S corporation) provides merger and acquisition and corporate finance services, exclusively in the United States, to companies engaged in the telecommunications and media industries.

Cash and Cash Equivalents

Cash on hand and investments with original maturities of three months or less are classified as cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Depreciation is calculated principally by the straight-line method using a useful life of three to eight years. Maintenance and repairs are expensed as incurred. Major betterments are capitalized.

Income Taxes

The Company is not a taxpaying entity for federal or state income tax purposes. Accordingly, no income tax expense has been recorded in the financial statements. Income of the Company is taxed to the shareholder in his individual return.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments. The Company restricts temporary cash investments to financial institutions with high credit standing. Such temporary cash investments are often in excess of the FDIC insurance limit.

Advertising Costs

Advertising costs are expensed as incurred.

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified for comparability with the 2008 presentation.

2. Significant Clients

The Company generally derives significant revenue from a few key clients. However, the makeup of the Company's client base varies from year to year. Accordingly, an annual concentration in revenue from the same clients is remote. The Company derived approximately 69% of total revenue from two clients in 2008 and 69% of total revenue from five clients in 2007.

3. Retirement Plan

The Company adopted a 401(k) profit sharing plan on January 1, 2007 which covers substantially all employees. Participating employees may elect to contribute, on a tax-deferred basis, a portion of their compensation in accordance with Section 401(k) of the Internal Revenue Code. The Company matches 4% of employee contributions and additional contributions may be made to the plan at the discretion of the employer. The Company contributed $7,521 to the plan in 2008 and $11,078 in 2007.

4. Statutory Requirements

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital of $5,000. At December 31, 2008, the Company's net capital was $443,317.

The Company is exempt from certain provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is not required to maintain a "Special Account for Exclusive Benefit of Customers". Such exemption is in accordance with paragraph (k) (2) (i) of the Rule.

5. Commitment

Lease Commitment

The Company incurred rental expense of $62,247 in 2008 and $53,542 in 2007 under a non-cancelable operating lease agreement for office space. Future minimum lease payments under this lease through April 2011 are:

2009	$ 48,741
2010	50,147
2011	16,872
	$115,760

6. Deferral of Financial Accounting Standards Board Interpretation No. 48 (FIN 48)

The Financial Accounting Standards Board (FASB) issued FIN 48 *Accounting for Uncertainty in Income Taxes* effective for tax years beginning after December 31, 2006. Subsequent pronouncements, specifically FASB Staff Position (FSP FIN) 48-2 and FSP FIN 48-3 delayed the effective date for pass through entities for years beginning after December 15, 2008, however, early implementation is permitted. In accordance with the provisions of FSP FIN 48-3 the Company is disclosing it is not implementing the provisions of FSP FIN 48-3 early and will recognize the effective date for years beginning after December 15, 2008.

Falkenberg Capital Corporation is an S- Corporation and is not a taxpaying entity for federal or state income tax purposes.

SUPPLEMENTAL INFORMATION

FALKENBERG CAPITAL CORPORATION

SUPPLEMENTAL SCHEDULE OF COMPUTATION OF NET CAPITAL, MINIMUM NET CAPITAL REQUIRED, AND AGGREGATE INDEBTEDNESS

DECEMBER 31, 2008

STOCKHOLDER'S EQUITY	$ 485,834
DEDUCTIONS:	
Non-allowable assets	(42,517)
NET CAPITAL	$ 443,317
MINIMUM NET CAPITAL REQUIRED (greater of 6-2/3% of aggregate indebtedness or $5,000)	$ 5,000
AGGREGATE INDEBTEDNESS	
TOTAL LIABILITIES AND AGGREGATE INDEBTEDNESS	$ 7,806
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.018:1

There is no difference between the above net capital computation and the corresponding computation included in the Company's original Form X-17A-5 Part IIA Filing.

FALKENBERG CAPITAL CORPORATION

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2008

The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, since the Company's activities are limited to those which qualify for an exemption under paragraph (k) (2) (i) of the Rule.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants

650 S. Cherry Street, Suite 1050
Denver, Colorado 80246
(303) 393-0888
FAX (303) 393-0894
www.hhcpafirm.com

February 24, 2009

To The Stockholder
Falkenberg Capital Corporation
Denver, Colorado

In planning and performing our audit of the financial statements of Falkenberg Capital Corporation (the "Company") as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the

preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harding and Hittesdorf, P.C.

HARDING AND HITTESDORF, P.C.
Certified Public Accountants